

February 22, 2007

Mail Stop 3720

<u>Via U.S. Mail</u>

Mr. Paolo Serra
Chief Financial Officer
Telecom Italia Media S.p.A.
Via Cristoforo Colombo 142
00147 Rome
Italy

      RE: **Telecom Italia Media S.p.A.**
              Form 20-F for the Year ended December 31, 2005
              Filed June 30, 2006
              File No. 333-12334

Dear Mr. Serra:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director